United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	19

2

The premium mining player APIMEC Rio de Janeiro André Figueiredo, Head of Investor Relations São Paulo, January 17th 2017 S11D Plant, PA, Brazil

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.”

Vale will generate more value for shareholders than its global mining peers Strategic pillars Performance Improvement Governance Enhancement Clear Strategy Sustainability Benchmark

Capital allocation Rigorous capital allocation process based on returns Cost efficiency Integration and meritocracy Automation and cost management Price realization Product portfolio to capture “flight to quality” Performance Improvement Enhancing performance while improving capital allocation

Nickel capex US$ billion -53% Vale is using spot nickel prices to approve capital projects resulting in a capex reduction of US$ 1.6 billion in 2017-2018 -40% Updated production plan Previous production plan VNC dry stacking Voisey’s Bay mine expansion Thompson mine extension Indonesia growth plan Projects reviewed and capex deferrals 1 1 Previous nickel CAPEX relates to August 2016 strategic production plan 1 1.5 1.9 0.9 0.9 2017E 2018E

6 EBITDA/t¹, US$/t, 2017E vs. 2020E The US$ 3.0 - 5.0/t gain will come on top of the US$ 1.0/t in supply chain optimization already captured in 2017 Focus on competitiveness is expected to increase EBITDA of Ferrous Minerals by US$ 1.2 - 2.0 billion by 2020 vs. 2017 1 Assuming no change in Platts IODEX 62% reference price and bunker oil prices, and exchange rate of BRL 3.35 / USD 2 Operational yield measured by global recovery rate. Global recovery = total production / (waste + ROM) 3 Includes gain in price realization 3 2 0.5 0.5 – 1.5 1.0 – 1.5 0.5 0.5 – 1.0 3.0 – 5.0 S11D Innovation and automation Structured cost management program Operational yield Supply chain optimization Total

Iron ore: margins, premium products and flexibility Base Metals Preserve optionality in nickel (Electric Vehicles) Increase copper production (Salobo III, Victor and Hu’u) Coal: leverage mine and logistics Deleverage: US$ 10 billion 7 Clear Strategy Focus on a strong balance sheet while leveraging the assets and fostering EBITDA growth

Iron ore production volumes¹ Mtpy 8 Nominal capacity 1 Including third party purchases Vale has adapted its production plan in order to maximize cash flow generation and reinforce supply discipline Updated production plan Previous production plan Nickel production volume kt -45 -54 -33 -15 -15 171 200 217 230 230 230 2017E 2018E 2019E 2020E 2021E 2022E Northern System ~365 ~390 ~400 ~400 ~400 ~400 450 308 316 301 281 295 263 262 268 266 280 2018E 2019E 2020E 2021E 2022E

Operation1 2017E 2018E Sudbury 3,287 2,983 Thompson 10,488 8,094 Voisey’s Bay 3,206 4,680 VNC 10,153 9,717 PTVI 6,463 6,329 Onça Puma 8,622 7,704 1 Costs per operation based on site view / standalone companies Unit cash cost after by-product credits US$/t Despite lower volumes, Vale will become cash flow positive in all nickel operations US$ 1,621 per ton in 2019E

December 22nd, 2017: important date for Vale Transformation of Vale into a corporation Two independent board members Re-rating Governance Enhancement Better governance and Novo Mercado

Sustainability Benchmark Sustainability Focus on systematic planning and execution Beyond Vale’s operations

1 Forecast asset base does not include growth projects not approved 2 Others include R&D expenses and energy segment Total assets¹ EBITDA less sustaining scenarios (prices in US$) Return on Assets Pre-tax Iron ore 400 Mt 37.2 Nickel operations Ni 268 kt, Cu 140 kt 19.8 Copper operations Cu 293 kt 2.3 Coal 18 Mt 1.8 Others² 2.3 Total Vale 63.4 EBITDA I 9.3 11.1 13.0 II III I II III 0.6 1.2 1.8 25% 30% 35% 3% 6% 10% 55/t 60/t 65/t 10,000/t 12,000/t 14,000/t 0.7 1.0 1.3 6,000/t 7,000/t 8,000/t 0.1 0.4 0.6 130/t 150/t 170/t (0.3) (0.3) (0.3) - - - 35% 43% 57% 6% 22% 33% 10.4 13.4 16.4 16% 21% 26% A glimpse of “Vale in 2020” US$ billion 13.0 16.0 19.0

US$ billion Capital expenditures will remain low even incorporating new growth projects 0.0 0.5 0.9 0.9 0.7 0.1 Growth non-approved1 1 Includes mainly Base Metals non-approved growth options 1.7 0.9 0.4 2.4 2.6 2.6 2.6 2.2 2.2 0.3 0.5 0.6 0.6 0.3 4.1 3.7 3.5 3.3 2.8 2.5 2017E 2018E 2019E 2020E 2021E 2022E Growth Sustaining Replacement

Free Cash Flow accumulated¹ 2018-2020, US$ billion 10,000 12,000 14,000 55 ~13 ~14 15 - 16 60 17 - 18 ~19 20 - 21 65 22 - 23 ~24 ~25 ¹ Assumes US$ 1.5 billion in divestment proceeds Note: BRL/USD exchange rate of BRL/USD 3.35 from 2017 onwards. Copper prices fixed at US$ 6,000/t As a result, Vale will generate substantial cash flow over the next 3 years Nickel price (US$/t) Iron ore price (US$/t)

In 2017, Vale has outperformed its peers Index, 01/03/2017=100 Price recovery since the beginning of 2017 Source: Bloomberg. 36% 48% 68% -3% 75 80 85 90 95 100 105 110 115 120 125 130 135 140 145 150 155 160 165 170 175 Vale Peer1 Peer2 Peer3

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 17, 2018		Director of Investor Relations

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